Exhibit 99.1

Form of Proxy - Special Meeting to be held on October 14, 2026 at 9:00 a.m. (Eastern Daylight Time) 026WND This Form of Proxy is solicited by and on behalf of Management. Fold Fold CONTROL NUMBER To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Special Meeting and Joint Management Information Circular dated August 26, 2026 (the “Circular”) or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 5:00 p.m., Eastern Daylight Time, on October 9, 2026. 320 Bay Street, 14th Floor Toronto, ON M5H 4A6 www.computershare.com To Vote Using the Telephone • Call the number listed BELOW from a touch tone telephone. To Vote Using the Internet • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. To Virtually Attend the Meeting • You can attend the meeting virtually by visiting the URL provided on the back of this document. BROOKFIELD INFRASTRUCTURE PARTNERS L.P. Mr A Sample Designation (if any) Add1 Add2 add3 add4 add5 add6 C1234567890 XXX 000001 123 CPUQC01.E.INT/000001/i1234 123456789012345 Holder Account Number Security Class 1-866-732-VOTE (8683) Toll Free

395579 026WOC Fold Fold AR0 Signature of Proxyholder I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Special Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. I/We being holder(s) of securities of Brookfield Infrastructure Partners L.P. (“BIP”) hereby appoint: David Krant, Chief Financial Officer, or failing this person, Michael Ryan, Corporate Secretary (the “Management Nominees”) Appointment of Proxyholder Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. OR as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Special Meeting of unitholders of BIP to be held online at https://meetings.lumiconnect.com/400-690- 592-192 on October 14, 2026 at 9:00 a.m., Eastern Daylight Time and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/BIP and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting. 1. BIP Arrangement Resolution To approve a resolution, the full text of which is set forth in Appendix B to the Circular, with or without variation, approving an arrangement designed to simplify our corporate structure by exchanging securities of BIP for shares of a publicly traded Canadian corporation and as more particularly described in the Circular (the “Arrangement”). For Against DD / MM / YY Signature(s) Date Signing Capacity 2. BIP LPA Amendment Resolution To approve a resolution, the full text of which is set forth in Appendix B to the Circular, with or without variation, to amend the amended and restated limited partnership agreement dated February 16, 2018, as amended, of BIP to provide for the Arrangement and the grant of dissent rights to registered unitholders of BIP in connection with the Arrangement and as more particularly described in the Circular. For Against C1234567890 XXX 123 MR SAM SAMPLE BLPQ XXXX 999999999999